MARY E. THORNTON
DIRECT LINE: 203.383.0698
Internet: mary.thornton@sutherland.com
August 4, 2009
VIA EDGAR TRANSMISSION
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Merrill Lynch Life Insurance Company Post-Effective Amendment No. 1 on Form S-3 Registration No. 333-133225
Commissioners:
On behalf of Merrill Lynch Life Insurance Company (the “Company”), we are hereby electronically transmitting for filing under the Securities Act of 1933, as amended, Post-Effective Amendment No. 1 to the registration statement on Form S-3 (the “Post-Effective Amendment”) for certain modified guaranteed annuity contracts issued by the Company.
The Company is filing the Post-Effective Amendment to deregister all of its modified guaranteed annuity contracts and participating interests therein that have not yet been sold as of the effective date of the Post-Effective Amendment.
If you have any questions or comments, please call the undersigned at (202) 383-0698, or Lisa Flanagan at (202) 383-0873.
Sincerely,
/s/ Mary E. Thornton
Mary E. Thornton
Attachment

cc:	Darin Smith Lisa Flanagan